EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS SECOND QUARTER 2013 RESULTS
Reports 12% Depletion Growth for the Quarter; Confirms 2013 Financial Outlook

Portland, Ore. (August 7, 2013) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, today reported its financial results for the second quarter ended June 30, 2013. CBA’s focus on building a national portfolio strategy has positioned the Company to expect strong sales and profit growth in 2013 and to take advantage of the dynamic craft beer segment to achieve long-term value for its shareholders. The results for the second quarter are in line with management’s expectations and the Company confirms 2013 guidance.

Significant second quarter and year-to-date financial highlights include:
•	Depletion volume grew 12% over the second quarter of 2012 and 9% year-to-date compared to the same period last year, reflecting the continued success of our portfolio strategy.
•	Net sales and branded beer shipments increased 10.7% and 13.5%, respectively, in the second quarter due to the continued organic growth of our portfolio and the launch of new products, including Redhook Audible Ale, Kona Big Wave Golden Ale, Omission Beer and cross-brand variety packs. Year-to-date net sales and branded beer shipments grew 3.4% and 5.6%, respectively, compared to the first half of 2012.
•	Our gross margin rate increased 40 basis-points to 30.5% in the second quarter compared to 30.1% for the second quarter last year as a result of supply chain optimization efforts implemented in the first quarter of the year. Our year-to-date gross margin rate declined to 27.9%, a decline of 240 basis points from the same period in 2012, due to lower capacity utilization.
•	As a percentage of net revenue, our selling, general and administrative expense (“SG&A”) decreased to 26.4% in the second quarter of 2013 from 27.6% in the second quarter of 2012 as we have continued to leverage the strength of our brands. SG&A expense of $24.7 million year-to-date includes the continued investment in our portfolio strategy.
•	Diluted earnings per share (“EPS”) for the second quarter of 2013 was $0.06 compared to $0.03 for the same period last year. 2013 year-to-date loss per share was $(0.04) compared to 2012 year-to-date EPS of $0.07.
•	For the first six months of 2013, we reported capital additions of approximately $6.1 million for restaurant updates and continued investments in beer-related capacity, efficiency and quality initiatives.

“We are pleased with our depletions growth of 12% for the second quarter and 9% year-to-date. Our second quarter results are in line with our expectations and demonstrate the positive trend we are anticipating for the full year,” said Terry Michaelson, CBA’s CEO. “For the second half of 2013, we remain focused on driving improved sales and profit growth by leveraging the strengths of our dynamic brand portfolio and continuing to realize benefits as a result of the investments we made in the first quarter to improve gross margin and SG&A.”

Craft Brew Reports Second Quarter 2013 Results and Confirms Full-Year 2013 Guidance

Components of anticipated 2013 results and developments

We are confirming previously issued guidance regarding our anticipated full year 2013 results, as follows:

•	Depletion growth estimate of 7% to 11%, reflecting the continued strength of the Kona, Redhook and Omission brands and further stabilization of the Widmer Brothers brand.
•	Average price increases of approximately 1% to 2%.
•	Contract brewing revenue for 2013 at approximately half of the 2012 level as a result of the termination of the Goose Island contract brewing arrangement.
•	Gross margin rate of 28.5% to 30.5%, primarily due to pressure from distribution and packaging component costs, partially offset by improved brewery productivity.
•	SG&A expense of $47 million to $49 million, reflecting leverage from the foundation built by more aggressive spending in prior years.
•	Capital expenditures of approximately $11 million to $13 million, reflecting our continued investments in capacity and efficiency improvements, quality initiatives and restaurant and retail remodeling projects.

“Our improved second quarter gross margin and earnings reflect significantly better alignment of our shipments and depletions as a result of the supply chain adjustments we made in the first quarter,” said Mark Moreland, CBA’s CFO. “While the first quarter adjustment suppresses our year-to-date earnings performance, we expect to accelerate our top-line momentum building off of our strong second quarter results with commensurate expansion in our gross margin and earnings throughout the remainder of the year.”

Developments and expectations for 2013 include: (i) confidence in the continued growth in sales of Kona, Redhook and Omission, and clear positioning of Widmer Brothers offerings, (ii) expansion into new geographic markets for Kona and international expansion for all brand families, (iii) updates to packaging across all brand families, as well as introduction of unique can and bottle offerings, (iv) refined messaging on Omission beers, promoting the beer as specially crafted to remove gluten, (v) exploration and introduction of new brands to the CBA portfolio, including the new Redhook brand Game Changer developed in collaboration with Buffalo Wild Wings, (vi) the introduction of the Square Mile Cider brand, and (vii) continued development of cross-brand packages, bringing the power of our portfolio to consumers in innovative and compelling ways.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2012. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

Craft Brew Reports Second Quarter 2013 Results and Confirms Full-Year 2013 Guidance

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. Craft Brew Alliance launched Omission beer in 2012.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Sales	52,710	$47,558	92,091	$89,170
Less excise taxes	3,703	3,294	6,475	6,407
Net sales	49,007	44,264	85,616	82,763
Cost of sales	34,043	30,926	61,709	57,718
Gross profit	14,964	13,338	23,907	25,045
As percentage of net sales	30.5%	30.1%	27.9%	30.3%
Selling, general and administrative expenses	12,950	12,222	24,710	22,595
Operating income (loss)	2,014	1,116	(803)	2,450
Interest expense	(156)	(165)	(312)	(331)
Income from equity investments, interest and other, net	6	(11)	(17)	(6)
Income (loss) before income taxes	1,864	940	(1,132)	2,113
Income tax provision (benefit)	769	381	(453)	856
Net income (loss)	$1,095	$559	$(679)	$1,257
Earnings (loss) per share:
Basic and diluted earnings (loss) per share	$0.06	$0.03	$(0.04)	$0.07
Weighted average shares outstanding:
Basic	18,926	18,857	18,905	18,851
Diluted	18,992	18,931	18,905	18,921

Total shipments (in barrels):
Core Brands	197,900	175,200	345,100	327,900
Contract Brewing	9,300	15,300	17,800	32,500
Total shipments	207,200	190,500	362,900	360,400

Depletion growth rate (over the same period from the prior year)	12%	3%	9%	5%

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2013	2012

Current assets:
Cash	$3,886	$5,435
Accounts receivable, net	11,381	11,294
Inventories	14,780	11,285
Deferred income tax asset, net	1,672	1,266
Other current assets	3,617	3,236
Total current assets	35,336	32,516
Property, equipment and leasehold improvements, net	105,328	102,218
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,305	17,700
Total assets	$170,886	$165,351

Current liabilities:
Accounts payable	16,871	$14,214
Accrued salaries, wages and payroll taxes	5,427	4,879
Refundable deposits	8,875	8,415
Other accrued expenses	1,176	990
Current portion of long-term debt and capital lease obligations	661	616
Total current liabilities	33,010	29,114
Long-term debt and capital lease obligations, net	12,049	12,820
Other long-term liabilities	17,757	17,254
Total common shareholders' equity	108,070	106,163
Total liabilities and common shareholders' equity	$170,886	$165,351

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2013	2012

Cash Flows From Operating Activities:
Net income (loss)	$(679)	$1,257
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,991	3,761
Deferred income taxes	(475)	701
Other, including stock-based compensation	643	76
Changes in operating assets and liabilities:
Accounts receivable	(868)	1,614
Inventories	(3,111)	(1,454)
Other current assets	191	(420)
Accounts payable and other accrued expenses	3,954	2,753
Accrued salaries, wages and payroll taxes	159	355
Refundable deposits	583	413
Net cash provided by operating activities	4,388	9,056
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(5,313)	(4,578)
Proceeds from sale of property, equipment and leasehold improvements and other	-	37
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	-	418
Net cash used in investing activities	(5,313)	(4,123)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(316)	(296)
Issuance of common stock	114	3
Net cash used in financing activities	(202)	(293)
Increase (decrease) in cash	(1,127)	4,640
Cash, beginning of period	5,013	795
Cash, end of period	$3,886	$5,435

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Net income (loss)	$1,095	$559	$(679)	$1,257
Interest expense	156	165	312	331
Income tax provision (benefit)	769	381	(453)	856
Depreciation expense	1,976	1,852	3,866	3,633
Amortization expense	62	64	125	128
Stock-based compensation	246	177	348	311
Loss on disposal of assets	92	15	121	16
Adjusted EBITDA	$4,396	$3,213	$3,640	$6,532

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.